SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under the Securities Exchange Act of 1934)
 (Amendment No. 9)*

Dime Community Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25432X102
(CUSIP Number)

Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Attn: Matthew Lindenbaum
Telephone: (212) 521-9500

With a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Michael E. Brandt, Esq.
Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,809,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,809,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.16%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 658,869
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 658,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.68%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 438,361
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 438,361
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Opportunity Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,394
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,394
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,394
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 150,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 150,963
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.38%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Financial Long Only Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,545
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,545
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,545
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.18%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 108035106

1.	Name of Reporting Person Basswood Co-Investment Fund (SPC), Ltd., For and on Behalf of Segregated Portfolio C-1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,660
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,660
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,660
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 108035106

1.	Name of Reporting Person Matthew Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 167,970.82
	8.	Shared Voting Power 2,809,653.00
	9.	Sole Dispositive Power 167,970.82
	10.	Shared Dispositive Power 2,809,653.00
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,977,623.82
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.59%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 108035106

1.	Name of Reporting Person Bennett Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,282
	8.	Shared Voting Power 2,809,653
	9.	Sole Dispositive Power 138,282
	10.	Shared Dispositive Power 2,809,653
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,947,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.51%
14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Dime Community Bancshares, Inc. (formerly Bridge Bancorp, Inc.) to amend the Schedule 13D filed on June 29, 2015, as amended by Amendment No. 1 to Schedule 13D filed on June 28, 2016, Amendment No. 2 to Schedule 13D filed on November 25, 2016, Amendment No. 3 to Schedule 13D filed on July 24, 2017, Amendment No. 4 to Schedule 13D filed on November 16, 2017, Amendment No. 5 to Schedule 13D filed on December 18, 2017, Amendment No. 6 to Schedule 13D filed on September 10, 2018, Amendment No. 7 to Schedule 13D filed on December 20, 2019 and Amendment No.8 to Schedule 13D filed on February 5, 2021 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No .7 and Amendment No.8, the “Schedule 13D”).
Item 5. Interest in Securities of the Issuer
Items 5(a) – 5(c) of the Schedule 13D are amended to reflect the following:
(a) and (b). As of the date of this Amendment No. 9, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Schedule 13D based upon the approximately 39.2 million shares of Common Stock outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022.
(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days.All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.
(e) The following Reporting Persons ceased to beneficially own more than  five percent of shares of Common Stock as of February 5, 2021, the date of the filing of Amendment No. 8 to the Schedule 13D: Basswood Enhanced Long Short GP, LLC, Basswood Enhanced Long Short Fund, LP and Basswood Financial Fund, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 20, 2022

Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Partners, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Opportunity Partners, LP By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Opportunity Fund, Inc.
By: Basswood Capital Management, L.L.C.

	By:	/s/Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Financial Fund, LP
By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Financial Long Only Fund, LP By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Basswood Co-Investment Fund (SPC), Ltd., For and on Behalf of Segregated Portfolio C-1 By: Basswood Capital Management, L.L.C.

By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Bennett Lindenbaum

SCHEDULE I

Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Financial Fund, LP	05/11/22	(3,807)	$31.07
Basswood Financial Long Only Fund LP	05/11/22	(1,703)	$31.07
Basswood Managed Account	05/11/22	(7,841)	$31.07
Basswood Managed Account	05/11/22	(2,667)	$31.07
Basswood Managed Account	05/11/22	(6,366)	$31.07
Basswood Managed Account	05/11/22	(526)	$31.07
Basswood Managed Account	05/11/22	(10,601)	$31.07
Basswood Managed Account	05/11/22	(8,840)	$31.07
Basswood Managed Account	05/11/22	(933)	$31.07
Basswood Managed Account	05/11/22	(4,636)	$31.07
Basswood Financial Fund, LP	05/12/22	(3,062)	$30.28
Basswood Financial Long Only Fund LP	05/12/22	(1,369)	$30.28
Basswood Opportunity Partners, LP	05/12/22	(7,680)	$30.28
Basswood Managed Account	05/12/22	(6,304)	$30.28
Basswood Managed Account	05/12/22	(2,145)	$30.28
Basswood Managed Account	05/12/22	(5,118)	$30.28
Basswood Managed Account	05/12/22	(424)	$30.28
Basswood Managed Account	05/12/22	(8,523)	$30.28
Basswood Managed Account	05/12/22	(7,108)	$30.28
Basswood Managed Account	05/12/22	(750)	$30.28
Basswood Managed Account	05/12/22	(3,727)	$30.28
Basswood Financial Fund, LP	05/16/22	(1,340)	$29.40
Basswood Financial Long Only Fund LP	05/16/22	(894)	$29.40
Basswood Opportunity Partners, LP	05/16/22	(526)	$29.40
Basswood Managed Account	05/16/22	(2,192)	$29.40
Basswood Managed Account	05/16/22	(4,327)	$29.40
Basswood Managed Account	05/16/22	(242)	$29.40
Basswood Managed Account	05/16/22	(5,674)	$29.40
Basswood Managed Account	05/16/22	(3,864)	$29.40
Basswood Managed Account	05/16/22	(376)	$29.40
Basswood Managed Account	05/16/22	(4,311)	$29.40
Basswood Financial Fund, LP	05/17/22	(7,808)	$30.07
Basswood Financial Long Only Fund LP	05/17/22	(5,211)	$30.07
Basswood Opportunity Partners, LP	05/17/22	(3,063)	$30.07
Basswood Managed Account	05/17/22	(12,769)	$30.07
Basswood Managed Account	05/17/22	(25,210)	$30.07
Basswood Managed Account	05/17/22	(1,409)	$30.07
Basswood Managed Account	05/17/22	(33,058)	$30.07
Basswood Managed Account	05/17/22	(22,517)	$30.07
Basswood Managed Account	05/17/22	(2,188)	$30.07
Basswood Managed Account	05/17/22	(25,121)	$30.07
Basswood Financial Fund, LP	05/18/22	(1,411)	$29.25
Basswood Financial Long Only Fund LP	05/18/22	(970)	$29.25
Basswood Opportunity Partners, LP	05/18/22	(554)	$29.25
Basswood Managed Account	05/18/22	(2,307)	$29.25
Basswood Managed Account	05/18/22	(4,555)	$29.25
Basswood Managed Account	05/18/22	(255)	$29.25
Basswood Managed Account	05/18/22	(5,973)	$29.25
Basswood Managed Account	05/18/22	(4,069)	$29.25
Basswood Managed Account	05/18/22	(395)	$29.25
Basswood Managed Account	05/18/22	(4,539)	$29.25